Exhibit 12.1

WESBANCO, INC.

Computations of Consolidated Ratios of Earnings to Fixed Charges (2)

(Dollars in thousands—unaudited)

	For the nine months ended September 30,		For the twelve months ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$26,890	$20,396	$27,791	$30,672	$34,255	$20,626	$17,773
Interest Factor Within Rent Expense (1)	671	544	777	742	763	545	468

Total Fixed Charges	27,561	20,940	28,568	31,414	35,018	21,171	18,241

Earnings:
Income before Income Taxes	$38,046	$40,939	$52,690	$48,298	$54,479	$47,158	$44,812
Fixed Charges	27,561	20,940	28,568	31,414	35,018	21,171	18,241

Total Earnings	65,607	61,879	81,258	79,712	89,497	68,329	63,053

Ratio of Earnings to Fixed Charges, Excluding Interest on Deposits	2.38	2.96	2.84	2.54	2.56	3.23	3.46

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$94,353	$84,926	$117,080	$104,436	$92,434	$60,212	$62,512
Interest Factor Within Rent Expense (1)	671	544	777	742	763	545	468

Total Fixed Charges	95,024	85,470	117,857	105,178	93,197	60,757	62,980

Earnings:
Income Before Income Taxes	$38,046	$40,939	$52,690	$48,298	$54,479	$47,158	$44,812
Fixed Charges	95,024	85,470	117,857	105,178	93,197	60,757	62,980

Total Earnings	133,070	126,409	170,547	153,476	147,676	107,915	107,792

Ratio of Earnings to Fixed Charges, Including Interest on Deposits	1.40	1.48	1.45	1.46	1.58	1.78	1.71
(1)	The portion of rents shown as representative of the interest factor is one-third of total net operating lease expenses.
(2)	WesBanco, Inc. did not pay preferred dividends in the periods reported.